Exhibit 4.1

AMENDMENT

This Amendment dated as of May 10, 2012 (this “Amendment”) hereby amends the following agreements: (i) the Promissory Note Purchase Agreement dated as of January 27, 2012 (the “Purchase Agreement”) by and among rVue Holdings, Inc. (the “Company”) and the investors listed therein (the “Noteholders”), (ii) the Collateral Agent Agreement dated as of January 27, 2012 (the “Collateral Agent Agreement”) by and among the Noteholders and David A. Loppert, as collateral agent, and (iii) the Security Agreement dated as of January 27, 2012 (the “Security Agreement”) by and among the Company, the Noteholders and David A. Loppert, as collateral agent. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Purchase Agreement.

WHEREAS, pursuant to the terms of the Purchase Agreement, the Company was authorized to sell secured convertible promissory notes up to an aggregate principal amount of $1,275,000 (the “Notes”);

WHEREAS, to date, the Company has issued Notes in the aggregate principal amount of $1,223,066.57, of which iVue Holdings, LLC (“iVue Holdings”) purchased $650,000 of such Notes;

WHEREAS, the Company wishes to (i) issue up to an additional $500,000 of Notes, (ii) remove Section 2(f) of the Purchase Agreement, which provides for an adjustment to the Conversion Price and the Warrant Price in the event $1.5 million in common equity was not raised by the Company within 180 days of the original sale of the Notes, and (iii) change the Collateral Agent; and

WHEREAS, iVue Holdings, as the holder of the Requisite Majority, has agreed to the foregoing amendments requested by the Company.

NOW THEREFORE, in consideration of the premises, the mutual agreements contained herein and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the undersigned agree as follows:

1.   Increase in Maximum Amount.  The aggregate principal amount of the Notes issued in the Offering is hereby increased from $1,275,000 to $1,775,000.

2.   Removal of Ratchet.  Section 2(f) of the Purchase Agreement, and all references thereto in the Notes and the Warrants, are hereby deleted in their entirety.

3.   Replacing Collateral Agent.  The preamble to both the Collateral Agent Agreement and the Security Agreement are hereby amended by deleting “David A. Loppert” and inserting “Theresa M. Roche” in place thereof. Theresa M. Roche shall act as the Collateral Agent and David A. Loppert shall no longer have any responsibility or liability under said agreements.

4.   Remaining Provisions.  Except as modified and amended herein, all of the terms and conditions of the Purchase Agreement, Collateral Agent Agreement, Security Agreement, Notes and Warrants shall remain in full force and effect and all references to such documents shall be deemed to refer to such documents as modified by this Amendment.

5.   Counterparts.  This Amendment may be executed in one or more counterparts (including facsimile counterparts), each of which shall, for all purposes, be deemed an original and all of such counterparts, taken together, shall constitute one and the same Amendment.

6.   Governing Law.  This Amendment and the rights of the parties hereto shall be interpreted in accordance with the laws of the State of New York, without giving effect to principles of conflict of laws.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

RVUE HOLDINGS, INC.

By:	/s/ Michael Mullarkey
Name:	Michael Mullarkey
Title:	Acting CEO

IVUE HOLDINGS, LLC,
as the Requisite Majority

By:	/s/ Theresa M. Roche
Name:	Theresa M. Roche
Title:	Manager

With respect to Section 3 only:

/s/ Theresa M. Roche
Theresa M. Roche

/s/ David A. Loppert
David A. Loppert